UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                              HMN Financial, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  404 24G 108
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 June 14, 1996
                    (Date of Event which Requires Filing of
                                this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].


                               Page 1 of 8 Pages

                                 SCHEDULE 13D

CUSIP No. 404 24G 108                                    PAGE  2   OF  8  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                J.J. Cramer & Co.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)[ ]
                                                                         (B)[X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  200,000
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                         -0-

             9                   SOLE DISPOSITIVE POWER

                                         200,000

             10                  SHARED DISPOSITIVE POWER

                                         -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  200,000
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [ ]


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.9%
14           TYPE OF REPORTING PERSON

                  CO

                                   SCHEDULE 13D

CUSIP No. 404 24G 108                                    PAGE  3   OF   8  PAGES

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  James J. Cramer

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)[ ]
                                                                        (B)[X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

             7                   SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                            -0-
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        200,000

             9                   SOLE DISPOSITIVE POWER

                                         -0-

             10                  SHARED DISPOSITIVE POWER

                                        200,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     200,000
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.9%

14           TYPE OF REPORTING PERSON

                     IN

                                   SCHEDULE 13D

CUSIP No. 404 24G 108                                    PAGE  4  OF  8  PAGES

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Karen L. Cramer

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)[ ]
                                                                        (B)[X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                     N/A

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]


6            CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

             7                   SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                           -0-
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        200,000

             9                   SOLE DISPOSITIVE POWER

                                        -0-

             10                  SHARED DISPOSITIVE POWER

                                        200,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  200,000

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [  ]


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.9%

14           TYPE OF REPORTING PERSON

                  IN

CUSIP No. 404 24G 108                                         Page 5 of 8 Pages


ITEM  1.    SECURITY AND ISSUER.

          The undersigned hereby amends the statement on Schedule 13D, dated January 18, 1996, as amended by Amendment No. 1, dated April 2, 1996 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share of HMN Financial, Inc., a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

          Of the 200,000 Shares held by the Reporting Persons,
          200,000 Shares were purchased with the personal funds of the Partnership in the aggregate amount of $3,022,965.50.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

          (a) This statement on Schedule 13D relates to 200,000 Shares beneficially owned by the Reporting Persons, which constitute approximately 3.9% of the issued and outstanding
               Shares.

          (b) The Manager has sole voting and dispositive power with respect to 200,000 Shares.
               James Cramer and Karen Cramer have shared voting and dispositive power with respect to 200,000
               Shares.

          (c) In the past sixty days, the Reporting Persons purchased and sold shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such

CUSIP No. 404 24G 108                                         Page 6 of 8 Pages

               purchases and sales were made on the open market.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

          Item 6 of the Statement is amended by (i) deleting on the second line the number "292,500" and replacing it with the number
"200,000" and (ii) deleting on the fourth line the number "64,000" and replacing it with the number "0."

CUSIP NO. 404 24G 108                      PAGE 7 OF 8 PAGES


                                  SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 18, 1996


                               J.J. CRAMER & CO.

                               By: /s/JAMES J. CRAMER
                                   ------------------------
                                   Name:  James J. Cramer
                                   Title: President


                                   /s/JAMES J. CRAMER
                                   ------------------------
                                   James J. Cramer



                                   /s/KAREN L. CRAMER
                                   ------------------------
                                   Karen L. Cramer

CUSIP NO. 404 24G 108                                       PAGE 8 OF 8 PAGES




                                  EXHIBIT B

                        Transactions in Common Stock
                               of The Company


CRAMER PARTNERS, L.P.



                      No. of Shares          Cost (Sales
Trade Date           Purchased/Sold        Price) Per Share       Purchase/Sale
- ----------           --------------        ----------------       -------------
  4/18/96                64,000                14.8750                  P

  4/19/96                50,000                15.1250                  P

  5/08/96                25,000                15.6250                  S

  5/10/96                25,000                15.6250                  S

  5/13/96                40,000                15.6250                  S

  6/10/96                50,000                15.6250                  S

  6/12/96                10,000                15.5000                  S

  6/14/96                56,500                15.5442                  S




GAM
                      No. of Shares          Cost (Sales
Trade Date           Purchased/Sold        Price) Per Share       Purchase/Sale
- ----------           --------------        ----------------       -------------

  4/18/96                64,000                14.9375                   S